Mail Stop 4561





September 23, 2005


L. Nash Allen, Jr.
Chief Financial Officer
BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo MS, 38804

Re:	BancorpSouth, Inc.
Form 10-K
	Filed March 15, 2005
	File No. 001-12991

Dear Mr. Allen:

	We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



Donald Walker, Senior Assistant Chief Accountant